Exhibit 23(h)(5)(b)

                                   SCHEDULE A

                        TO COMPLIANCE SERVICES AGREEMENT

                              Dated October 1, 2005

Compliance Services Fees

Compliance Services provided under this Agreement:

      $ 60,000.00 annual fee per year.

All annual fees set forth above shall be payable in equal monthly installments.

All recurring fees set forth above shall be subject to adjustment annually, commencing on October 1, 2006, by the percentage increase in consumer prices for services as measured by the United States Consumer Price Index entitled "All Services Less Rent of Shelter" or a similar index should such index no longer be published.

Out of Pocket Expenses

Out of pocket expenses are not included in the above fees and shall also be paid to BISYS in accordance with the provisions of this Agreement.